As filed with the Securities and Exchange Commission on October 10, 2001
                                  File No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933
                            PRO-FAC COOPERATIVE, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                               ------------------
        NEW YORK                                    16-6036816
   (State or other jurisdiction of                (IRS Employer
    incorporation or organization)              Identification Number)
                               ------------------
                                 90 Linden Oaks
                                 P.O. Box 30682
                           Rochester, New York 14603
                                 (716) 383-1850
   (Address, Including Zip Code, and Telephone Number, Including Area Code of
                   Registrant's Principal Executive Offices)
                               ------------------
                                                    Copy to:
Earl L. Powers                                      Catherine A. King, Esq.
Treasurer                                           Harris Beach LLP
Pro-Fac Cooperative, Inc.                           99 Garnsey Road
90 Linden Oaks                                      Pittsford, New York 14534
Rochester, New York 14625                           (716) 419-8800
(716) 383-1850

(Name, address,  including zip code, and
telephone number,  including area code,
of agent for service)          ------------------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [x]
         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form check the following box. [ ]
         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If this form is a post-effective amendment filed pursuant to rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                               ------------------

                                             CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                                 Proposed Maximum       Proposed Maximum            Amount of
    Title of Each Class of Securities         Amount to be        Offering Price            Aggregate             Registration
             to be Registered                  Registered          Per Security          Offering Price                Fee
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                                                                                                       *
------------------------------------------------------------------------------------------------------------------------------------
Retains                                         1,500,000              100%                $1,500,000                 $375 *
------------------------------------------------------------------------------------------------------------------------------------
Class A Cumulative Preferred Stock**                                                                                       **
====================================================================================================================================

                               ------------------
PRIOR REGISTRATION - RULE 429

* As permitted by Rule 429, the Prospectus included herein also relates to 156,630 shares of Class A common stock covered by Registration Statement No. 33-60273, $4,100,000 of retains covered by Registration Statement No. 333-63385, and 1,000,000 shares of Class A common stock covered by Registration Statement No. 33-89511, and $6,500,000 of Retains covered by Registration Statement 333-47364.

** Representing Class A cumulative preferred stock issuable at maturity of retains. No additional fee is required pursuant to Rule 457(i).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8 (a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.

                  Subject to Completion Dated October 10, 2001


Prospectus




                            PRO-FAC COOPERATIVE, INC.

                    1,156,630 Shares of Class A Common Stock

                               $12,100,000 Retains


     We are a New York agricultural cooperative corporation formed in 1960 to process and market crops grown by our members. Membership in Pro-Fac is limited to persons or entities who are actively engaged in the growing of agricultural products, such as cherries, apples, corn and peas. Growers who wish to become members of Pro-Fac are required to purchase shares of our common stock.

     We are offering shares of our Class A common stock, retains and shares of our Class A cumulative preferred stock. Our Class A common stock is being offered to growers who are currently members, or who wish to become members, who deliver raw product for sale and processing by Agrilink Foods, Inc., which is our wholly owned subsidiary. Retains represent that portion of patronage proceeds payable to our members but retained by us. Our retains may be redeemed for cash or shares of our Class A cumulative preferred stock. Our Class A cumulative preferred stock is traded on the Nasdaq National Market under the symbol "PFACP."

                                                                   Underwriting
                                              Price to             Discounts and               Proceeds to
                                               Public             Commissions (1)               Issuer (2)
                                           ----------------       ---------------            --------------

Class A common stock         Per Share             $5.00                  0.0                        5.00
                             Total:          $ 5,783,150                                      $ 5,783,150

Retains                      Per Unit:              100%                  0.0                         100%
                             Total:          $12,100,000                                      $12,100,000

(1) The securities described in this Prospectus are to be offered and distributed directly through officers of Pro-Fac, without the use of any underwriter or dealer, and no discounts, commissions or other compensation are to be allowed or paid.

(2)  Before deducting expenses estimated at $19,975.

SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS RELATING TO THIS OFFERING.

                               ------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or has passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is accompanied by a copy of Pro-Fac Cooperative, Inc.'s Annual Report on Form 10-K as of the year ended June 30, 2001, and for the three years in the period ended June 30, 2001.

                        This prospectus is dated , 2001.

                                                  TABLE OF CONTENTS

                                                                                                               Page

Prospectus Summary................................................................................................3
Risk Factors......................................................................................................4
Ratio of Earnings to Fixed Charges and Preferred Dividends........................................................8
Where You Can Find More Information...............................................................................9
Forward-Looking Information......................................................................................10
Use of Proceeds..................................................................................................10
Determination of Offering Price..................................................................................10
Plan of Distribution.............................................................................................11
Business of Pro-Fac..............................................................................................11
Subsequent Events................................................................................................17
Description of Pro-Fac Securities................................................................................18
Legal Matters....................................................................................................21
Experts..........................................................................................................21

                              ABOUT THIS PROSPECTUS

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus. We are not making offers to sell the securities covered by this prospectus or soliciting offers to purchase the securities covered by this prospectus in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

     Unless the context otherwise requires, references in this prospectus to "Pro-Fac," "Cooperative," "we," "our," and "us" refer to Pro-Fac Cooperative, Inc., a New York agricultural cooperative formed in 1960, together with its wholly owned subsidiary Agrilink Foods, Inc ("Agrilink Foods"), and until February 15, 2001, its former subsidiary, PF Acquisition II, Inc. ("PFII") in which it had a controlling interest. PFII conducted business under the name AgriFrozen Foods, Inc. ("AgriFrozen"). References in this prospectus to our fiscal year refer to the 12-month period ended the last Saturday of June of that year.

     This prospectus includes trademarks, trade names and service marks of Pro-Fac.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding Pro-Fac and the securities being sold in this offering and our audited consolidated financial statements contained in our Form 10-K for the fiscal year ended June 30, 2001, which is incorporated by reference in this prospectus.

     Pro-Fac.

     As an agricultural cooperative, we process and market crops grown by our members. Our crops include fruits, such as cherries, apples, blueberries, and peaches; vegetables, such as snap beans, beets, cucumbers, peas, sweet corn, carrots, cabbage, squash, asparagus, potatoes, turnip roots, leafy greens, and popcorn. Only growers of crops marketed through us, or associations of such growers, can become members. Growers become members of Pro-Fac by purchasing shares of our common stock. You cannot be a member unless you own shares of our common stock.

     We have one wholly owned subsidiary, Agrilink Foods, and until February 15, 2001, a subsidiary in which we had a controlling interest, AgriFrozen. Our membership is divided into two separate classes. Members who own shares of our Class A common stock are our Class A members, and members who own shares of our Class B common stock are our Class B members. We currently do not have any Class B members. Our Class A members deliver raw product for processing and sale at the facilities of Agrilink Foods. We currently have approximately 604 Class A members consisting of individual growers or associations of growers, located principally in the states of New York, Delaware, Pennsylvania, Illinois, Michigan, Washington, Oregon, California, Iowa, Nebraska, Florida, and Georgia. Our principal executive offices are located at 90 Linden Oaks, Rochester, New York 14625. Our telephone number is 716-383-1850

     Agrilink Foods.

     Agrilink Foods is a producer and marketer of processed food products. Agrilink Foods has four primary product lines including vegetables, fruits, snacks and canned meals.

     On September 24, 1998, Agrilink Foods acquired the frozen and canned vegetable business of Dean Foods Company ("Dean Foods"), by acquiring from Dean Foods all the outstanding capital stock of Dean Foods Vegetable Company ("DFVC") and Birds Eye de Mexico SA de CV. DFVC was a vegetable processor selling its products under brand names such as Birds Eye, Freshlike and Veg-All, and various private labels. Immediately following the acquisition, DFVC was merged with and into Agrilink Foods. We believe that the acquisition of DFVC strengthened Agrilink Foods' competitive position by enhancing its brand recognition and market position, providing cost savings and operating efficiencies, and increasing Agrilink Foods' product and geographic diversification.

     Agrilink Foods' vegetable product line consists of canned and frozen vegetables, chili beans, and various other products. Branded products within the vegetable category include Birds Eye, Birds Eye Voila!, Birds Eye Simply
Grillin', Freshlike, Veg-All, McKenzies, and Brooks Chili Beans. Its fruit product line consists of canned and frozen fruits including fruit fillings and toppings. Branded products within the fruit category include Comstock and Wilderness. Agrilink Foods' snack product line consists of several varieties of potato chips, popcorn, cheese curls, snack mixes, and other corn-based snack items. Branded products within the snack category include Tim's Cascade Chips, Snyder of Berlin, Husman, La Restaurante, Erin's, Beehive, Pops-Rite, and Super Pop. Its canned meal product line includes canned meal products such as chilies, stews, soups, and various other ready-to-eat prepared meals. Branded products within the canned meal category include Nalley. All other product lines primarily represent salad dressings. Brand products within this category include Bernstein's and Nalley. Agrilink Foods also sells its products to supermarkets, warehouse clubs and mass merchandisers under private labels and to food service institutions such as restaurants, caterers, bakeries and schools. Agrilink Foods operates 27 processing facilities located throughout the United States and one facility in Mexico. These processing facilities provide Agrilink Foods with access to diverse sources of raw agricultural products. Agrilink Foods distributes its finished products to over 12,300 customer distribution points through a nationwide network of distribution centers and food brokers.

     In 1994, we entered into a marketing and facilitation agreement with Agrilink Foods. Under that agreement, we supply Agrilink Foods with crops and financing, and Agrilink Foods provides us with marketing and management services and we share in Agrilink Foods' profits or losses.

                                  RISK FACTORS

     Before you invest in our securities, you should be aware that there are various risks, including those described below. You should carefully consider these risks together with all of the other information included in this prospectus, incorporated by reference in this prospectus, and filed as exhibits to our registration statement before you decide to purchase shares of our Class A common stock.

     Patronage income distributed to our Class A members will be derived exclusively from Agrilink Foods' operations.

     Our members participate in two separate and distinct pools: (a) the Class A member pool, which is limited to Class A members and (b) the Class B member pool, which is limited to Class B members. A Class A member is a producer and supplier of raw products to us for processing by Agrilink Foods. We currently do not have any Class B members. A member's share of patronage proceeds is determined within the particular membership pool the member is assigned. All income from patronage sources and related expenses are allocated to either the Class A member pool or the Class B member pool. Members in the Class A member pool do not have any right to participate in patronage income generated by growers in the Class B member pool. Similarly, members in the Class B member pool do not have any right to participate in patronage income generated by growers in the Class A member pool. See "Business of Pro-Fac."

     A member's share of proceeds may be less than Commercial Market Value ("CMV").

     Payment for crops is based upon the CMV of the crops supplied to us by our members. There is no relationship, however, between the CMV of crops and the cost of producing such crops, since CMV is determined by supply and demand in the marketplace. Under our marketing and facilitation agreement with Agrilink Foods, if Agrilink Foods experiences a loss on products processed from crops supplied by our Class A members, this loss will be deducted from the CMV Agrilink Foods would otherwise pay to us for distribution to our Class A members. The ability of Agrilink Foods to pay us the CMV of crops supplied by our Class A members will depend in large part on the overall profitability of Agrilink Foods. There can be no assurance that Agrilink Foods will be able to pay the CMV of our Class A members' crops.

     Holders of our common stock receive only one vote regardless of the number of shares owned.

     Each of our members has one vote, regardless of the number of shares of common stock held. If two or more members are joined in a single farming enterprise, the participating members receive only a single vote. Therefore, even a member with substantial holdings of common stock will have relatively little control over the election of directors or other matters on which our members may vote. See "Description of Pro-Fac Securities."

     Possible discontinuance of crops.

     We continuously review the ability of our members to produce high-quality crops. Based on our evaluations, we may determine to stop marketing, in whole or in part, a particular crop and terminate or reduce the crops deliverable under the crop delivery agreements of our members producing that crop for sale through us. The members affected would be required to sell all of their shares of common stock supporting that portion of the crop to us for cash at its par value, which is $5 per share, plus any declared but unpaid dividends.

     We may also adjust the quantity of a crop to be marketed for our members. This adjustment may be temporary or permanent. Permanent increases in the quantity of a crop to be marketed would involve the purchase of additional shares of common stock, and permanent decreases would involve the sale of shares of common stock by members.

     We are the guarantor of the indebtedness of Agrilink Foods.

     We do not have any independent operations or any significant assets other than the capital stock of Agrilink Foods. We are dependent upon the receipt of payments under our marketing and facilitation agreements with Agrilink Foods, and upon the receipt of dividends or other distributions from Agrilink Foods to fund our obligations, including our obligations under our guarantees with respect to the indebtedness of Agrilink Foods under its credit facility, its subordinated promissory note, and its senior subordinated notes.

     The substantial leverage and debt service requirements of Agrilink Foods could adversely affect our operating flexibility and place us at a competitive disadvantage.

     Agrilink Foods is highly leveraged and has significant debt service requirements. At June 30, 2001, Agrilink Foods had approximately $646.7 million of indebtedness outstanding, not including borrowings under its $200 million revolving credit facility. At June 30, 2001, Agrilink Foods had no seasonal borrowings under its revolving credit facility and had issued $13.4 million of letters of credit under its revolving credit facility.

     Agrilink Foods' credit facility contains covenants imposing a number of significant operating and financing restrictions on our business, as well as the business of Agrilink Foods. These covenants, among other things, limit our ability to:

     *  incur additional indebtedness;
     *  incur or maintain liens;
     *  pay dividends or other distributions;
     *  redeem our capital stock;
     *  make other restricted payments;
     *  enter into transactions with affiliates;
     *  sell or dispose of assets; and
     *  merge, consolidate or sell all or substantially all of our assets.

     In addition, we are required under the credit facility of Agrilink Foods to maintain specified levels with regard to earnings before interest, taxes, depreciation and amortization (EBITDA), interest coverage, fixed charges coverage, leverage and net worth. These provisions could negatively affect our ability to react to changes in market conditions or to take advantage of business opportunities we believe to be desirable.

     A failure by us or Agrilink Foods to comply with any of these provisions would result in a default under the credit facility.

     In addition, a substantial portion of Agrilink Foods' cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, reducing funds available to Agrilink Foods for operations, capital expenditures, or other purposes. For example:

     * Agrilink Foods must make interest payments on its senior subordinated notes in the amount of approximately $23.8 million each year;

     * Agrilink Foods is required to make interest payments under its credit facility of approximately $32.7 million each year under its term loan facility, utilizing an interest rate of 7.95%, and approximately $56,000 per $1 million borrowed under its revolving credit facility, utilizing an interest rate of 5.59% assuming existing interest rates do not change;

     * Agrilink Foods is required to make annual principal repayments under its credit facility in amounts of: $10.8 million in each of fiscal 2002 and 2003, $7.2 million in fiscal 2004, $189.4 million in fiscal 2005 and $193.4 million in fiscal 2006. Agrilink Foods would not presently be able to make the payments due in fiscal 2005 or 2006 out of its current cash flow and may be unable to pay these principal amounts when they become due unless Agrilink Foods is able to refinance indebtedness; and

     * Certain of Agrilink Foods' loans under its credit facility have variable or floating interest rates. Of the $411.6 million principal amount of loans outstanding at June 30, 2001 under its term loan facility, Agrilink Foods has fixed the applicable interest rates for $250 million of such loans through the use of interest rate hedges. Accordingly, Agrilink Foods remains vulnerable to increases in interest rates, and correspondingly, increases in its interest costs, for the unfixed portion of the interest due for this floating rate debt.

     A default under the credit facility of Agrilink Foods would allow the lenders to terminate their loan commitments. In addition, the creditors of Agrilink Foods under its credit facility could require acceleration of the payment of principal and interest on those loans upon the occurrence of a default, causing all amounts owed under the credit facility to be immediately due and payable. If Agrilink Foods is unable to repay its indebtedness under its credit facility, the lenders could enforce our guaranty and require us to pay the indebtedness. Because we have no independent operations, it is unlikely that we would be able to pay such debt. In addition, because of the indebtedness of Agrilink Foods, we are more highly leveraged than several of our competitors. As a result, our ability to react to changing market conditions may be limited, our ability to withstand competitive pressures may be inhibited and we may be more vulnerable to a downturn in general economic conditions in our business.

     In August 2001, Agrilink Foods negotiated an amendment to its credit facility and incurred fees of approximately $1.5 million. The amendment imposes contingent fees and increases interest rates under its credit facility based in part on Agrilink Foods' ability to raise equity and deleverage our balance sheet.

     Delayed payments for crops.

     Our members receive delayed payment of a portion of the purchase price for their crops. This delay may exceed the industry average in some instances. For instance, we have historically paid the final 25% of CMV by July 15 of the year immediately following the year of delivery. See "Business of Pro-Fac."

     Our members must include as taxable income proceeds for which they have not received any cash payment.

     A member of Pro-Fac must include in his taxable income for federal income tax purposes his share of the net proceeds of Pro-Fac realized from patronage business, which is member related business, paid to him in cash and allocated to his account as qualified retains. As a result, a member is required to declare as income the value of the qualified retains allocated to him even though he has not received an actual cash payment of that amount. See "Business of Pro-Fac."

     Transferability of our Class A common stock is limited and you may have limited liquidity.

     Class A common stock may only be transferred to us or to other Class A members. You may not be able to readily sell your Class A common stock in the event you are in an immediate need of a source of cash.

     We have the ability to change our treatment of retains.

     Every year our board of directors determines, based on operations, whether to redeem our retains, and, if so, the amount of retains that should be redeemed. Historically, we have redeemed our qualified retains for shares of our Class A cumulative preferred stock.

     Historically, our board of directors has redeemed qualified retains five years after issuance. This policy is subject to change at the discretion of our board of directors. Our board could, for example, increase the number of years the retains must be held before they are redeemed or our board could decide to redeem the retains for cash only, for shares of our Class A cumulative preferred stock or shares of some other authorized class of our capital stock, some other form of consideration, or for some combination of cash and securities.

     Shortages or oversupplies of raw product due to seasonality and other factors could result in reduced profitability.

     We and our members are subject to all the risks generally associated with the production and marketing of agricultural commodities. The production of agricultural products is predominantly seasonal. The vegetable business can be positively or negatively affected by national weather conditions because of the weather's effect on crop yields. Favorable weather conditions can produce high crop yields and an oversupply situation in a given year. Oversupply typically will result in depressed selling prices and reduced profitability on products produced from that year's crops. Excessive rain or drought conditions can produce low crop yields and a shortage situation. Shortages typically result in higher selling prices and increased profitability for products. Although the overall national supply situation controls pricing, the supply can differ regionally because of variations in weather.

     Risks associated with the food industry, including changes in consumer preferences and distribution channels, could adversely affect our business.

     Companies in the food processing business are subject to various risks, among other things:

     *    adverse changes in general economic conditions;

     * evolving consumer preferences and nutritional and health related concerns;

     * changes in food distribution channels and increasing buying power of large supermarket chains, warehouse clubs, mass merchandisers, super centers and other retail outlets that tend to resist price increases and have stringent inventory and management requirements;

     *    federal, state and local food processing controls;

     *    consumer product liability claims; and

     *    risks of product tampering.

     Product liability claims or product recalls could adversely affect our business.

     The packaging, marketing and distribution of food products entails an inherent risk of product liability and product recall and resultant adverse publicity. We may be subject to significant liability if the consumption of any of our products causes injury, illness or death. We could be required to recall certain of our products in the event of contamination or damage. There can be no assurances that product liability claims will not be asserted against us in the future, or that any claims that are made will not create adverse publicity that will have a material adverse effect on our ability to successfully market our products and on our business, financial condition, and results of operations.

     Proceeds not committed to specific purposes.

     The securities offered are issued on a continuing basis as part of normal operations and not to raise funds for any specific purpose. Our management will determine the allocation of the net proceeds from the sale of our Class A common stock. As a result, members will be relying upon our management's judgment as to the use and investment of the net proceeds.

     Environmental risks; compliance with environmental laws.

     We are subject to various federal, state and local laws and regulations relating to the protection of the environment. These environmental laws and regulations govern the disposal of solid and liquid waste material, which results from the preparation and processing of foods, and emissions into the atmosphere, including odors inherent in the heating of foods during preparation. These environmental laws and regulations have had an important effect on the food processing industry as a whole, requiring substantially all firms in the industry to incur material expenditures for modification of existing processing facilities, as well as for the construction, operation and closure of waste treatment and related facilities. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or whether new environmental conditions may be found to exist. Enactment of more stringent laws or regulations, more strict interpretation of existing laws and regulations or identification of new conditions may require additional expenditures by us.

     Agrilink Foods is subject to market risk related to its financing activities , foreign currency transactions, and commodity prices.

     Interest Rate Risk Management: Agrilink Foods is subject to market risk from exposure to changes in interest rates based on its financing activities. Agrilink Foods has entered into certain financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. More specifically, Agrilink Foods maintains two interest rate swap agreements with the Bank of Montreal. The agreements provide for fixed interest rate payments by Agrilink Foods in exchange for payments received from the Bank of Montreal at the three-month London Interbank Offered Rate ("LIBOR"). In a declining interest rate market, the benefits of these hedge positions is minimized, however, Agrilink Foods closely monitors this market risk and adjusts its position as it deems necessary.

     In September 2001, Agrilink Foods entered into an interest rate cap agreement with the Bank of Montreal that is effective October 5, 2001 when existing interest rate swap agreements expire. Under the agreement, Agrilink Foods paid a one-time fee and in return it receives cash payments in the event that interest rates charged to Agrilink Foods exceed a predetermined strike (or cap) interest rate. The term of the interest rate cap is two years and it expires in October 2003.

     Foreign  Currency:  Agrilink  Foods also hedges  certain  foreign  currency transactions by entering into forward exchange contracts in which payments commence on a specified date in the future to exchange US currency for foreign currency. Gains and losses associated with currency rate changes on forward exchange contracts hedging foreign currency transactions are temporarily deferred to its balance sheet and ultimately recorded in earnings upon settlement. The forward exchange contracts have varying maturities, ranging from October 2001 to May 2002, with cash settlements made at maturity based upon rates agreed to at contract inception.

     Commodity Prices: Agrilink Foods also hedges certain commodity transactions through the use of swap agreements designated as cash flow hedges. The commodities Agrilink Foods hedges are ones used in its recurring operations and include soybean oil, flour, and corrugated paper/board. Gains and losses associated with swap agreements used to hedge commodity transactions are temporarily deferred to its balance sheet and ultimately recorded in earnings upon settlement or expiration of the hedge. At June 30, 2001, Agrilink Foods did not maintain any swap agreements to hedge our expected commodity needs.

                                                            RATIO OF EARNINGS TO FIXED CHARGES AND
                                                                     PREFERRED DIVIDENDS

                                                                           Fiscal Years Ended
                                            ------------------------------------------------------------------------
                                            June 30,        June 24,       June 26,       June 27,        June 28,
                                              2001            2000           1999           1998            1997
                                            ---------       --------       ---------      ---------       ----------
Ratio of earnings to fixed charges
   and preferred dividends                      (A)            1.1            1.6             1.4              1.1

Pro forma ratio of earnings to fixed
   charges and preferred dividends              (B)            1.1            1.5             1.2               (B)


(A) In the fiscal year ended June 30, 2001, the amount of fixed charges and pretax preferred dividends exceeded earnings by $11,563,000.

(B) In fiscal years ending June 30, 2001 and June 28, 1997, our earnings were insufficient by $14,109,000 and $2,028,000, respectively, to cover the amount of fixed charges and pre-tax preferred dividends which would have been declared and paid if all retained earnings allocated to members' "retains" at the end of each fiscal period had been converted to preferred stock at the beginning of the period at the maximum dividend rate permitted by law.

     For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of net proceeds before,

     * equity in the undistributed earnings of CoBank and joint venture;

     * fixed charges;

     * income taxes; and

     * dividends on common and preferred stock.

     Fixed charges represent total interest expense and the interest component of rentals. For purposes of this computation, preferred dividends are adjusted to a pre-tax basis. Dividends represent amounts deducted to determine net proceeds in each fiscal year.

     The pro forma ratios of earnings to fixed charges and preferred dividends were computed by further increasing combined fixed charges and such dividends, adjusted to a pre-tax basis, by the amount of pre-tax preferred dividends which would have been declared and paid if all retained earnings allocated to members at the end of each fiscal period had been converted to preferred stock at the beginning of the respective periods and the maximum dividend rate permitted by law of 12 percent of par value was declared and paid thereon.


                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-2 under the Securities Act of 1933 registering the Class A common stock, retains and Class A cumulative preferred stock. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement. Also, any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. We are also required to file periodic reports and other information with the SEC under the Securities Exchange Act. Accordingly, we file reports, including our annual reports on Form 10-K, our quarterly reports on Form 10-Q, and current reports on Form 8-K, and other information with the Commission.

     You may read and copy the registration statement, including the attached exhibits, and any reports, statements or other information that we may file, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1004. You can request copies of these documents, upon payment of the duplicating fee, by writing to the SEC at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public on the SEC's Internet site (http://www.sec.gov).

     The SEC allows us to "incorporate by reference" information we have filed with it, which means that we can disclose important information to you by referring you to those previously filed documents. These incorporated documents contain important business and financial information about us that is not included in or delivered with this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below.

     *    Our Annual  Report on Form 10-K for the year ended June 30, 2001.

     *    Our Current Report on Form 8-K filed September 13, 2001.

     A copy of our Annual Report on Form 10-K for the fiscal year ended June 30, 2001 is being delivered with this prospectus. The above filings are also available at the SEC's offices and Internet site described above. We will also provide you, and any beneficial owner, with a copy free of charge, of any of the documents identified above that we incorporate by reference into this prospectus, but do not deliver with this prospectus. You may request a copy of the filings by writing or telephoning us at the following address: Pro-Fac Cooperative, Inc., 90 Linden Oaks, P.O. Box 30682, Rochester, New York 14603,
Attention: Vice-President-Communications; telephone: (716) 383-1850.

                           FORWARD-LOOKING INFORMATION

     This prospectus, together with the documents incorporated by reference into this prospectus, contains forward-looking statements, which are not statements of historical facts. We have based these forward-looking statements on our current expectations and projections about future events, based on the information currently available to us. The forward-looking statements include, among other things, our expectations and estimates about business operations, strategies and future financial performance.

     The forward-looking statements are subject to risks, uncertainties and assumptions about us, and about the future, and could prove to be wrong. Important factors that could cause actual results to differ materially from our expectations are discussed in this prospectus, including the forward-looking statements included in this prospectus and under "Risk Factors." Among the factors that could impact our ability to achieve our goals are:

     *     the impact of strong competition in the food industry;

     *     the impact of changes in consumer demand;

     *     the impact of weather on the volume and quality of raw products;

     *    the  inherent  risks in the  marketplace  associated  with new product
          introductions,   including  uncertainties  about  trade  and  consumer
          acceptance;

     * the continuation of our success in integrating operations (including the realization of anticipated synergies in operations and the timing of any such synergies) and the availability of acquisition and alliance opportunities;

     * our ability to achieve gains in productivity, and improvements in capacity utilization; and

     *    our ability to service debt.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus may not occur.

                                 USE OF PROCEEDS

     The securities offered are issued on a continuing basis as part of our normal operations and are not offered to raise funds for any specific purpose. Our Class A common stock is sold from time to time to new members or to members who increase the quantity of crops marketed through us for sale and processing at Agrilink Foods' facilities. Retains are issued annually to represent net proceeds from patronage business retained by us and are used for general corporate purposes, such as the financing of fixed assets and the reduction of short or long-term borrowings, as determined by the board of directors at the time of receipt. The members of Pro-Fac will not have the opportunity to evaluate any use to which the proceeds may be put. We receive no cash proceeds from the issuance of our shares of Class A cumulative preferred stock.

                         DETERMINATION OF OFFERING PRICE

     Our Class A common stock issued by us is at its $5 par value to Class A members or to growers who wish to become Class A members and meet our standards for membership. The amount of patronage proceeds issued to our members in the form of retains is determined annually by our board of directors. One share of our Class A cumulative preferred stock is issued for each $25 worth of retains redeemed by us.

                              PLAN OF DISTRIBUTION

     The Offering.

     We are offering shares of our Class A common stock to our current Class A members and to growers who wish to become Class A members and meet our standards. Shares of our Class A common stock will be sold based upon the quantity and types of crops to be marketed through us by the grower-offeree.

     The Distribution.

     The offering will be implemented through our Agricultural Services Department. Members of the Agricultural Services Department will provide assistance in this offering, which may consist of the following ministerial acts: (i) assisting in the mailing of this prospectus; (ii) responding to phone inquiries from potential grower-offerees with regard to matters of an administrative nature; (iii) maintaining records of all subscriptions; and (iv) attending informational meetings for potential grower-offerees and communicating with them by telephone concerning the information contained in this prospectus.

     None of the members of our Agricultural Services Department are registered with the SEC as a broker-dealer. No member of our Agricultural Services Department will receive any compensation or other remuneration, either directly or indirectly, for his or her assistance in this offering. Any time spent by the members of our Agricultural Services Department to assist in this offering will be incidental to his or her regular duties at Pro-Fac.

     Subscription Procedure.

     Subscriptions for the Class A common stock can be made by completing and signing the subscription agreement provided with this prospectus and mailing it to Pro-Fac Cooperative, Inc., 90 Linden Oaks, P.O. Box 30682, Rochester, New York 14603, Attention: Kevin M. Murphy, Vice President Member Relations - Agricultural Services Department.

     The execution and delivery of the subscription agreement will obligate the subscriber to irrevocably and unconditionally acquire the number of shares of Class A common stock subscribed for in the subscription agreement if we accept the subscription. We reserve the right to accept or reject any subscription in whole or in part in our sole and complete discretion.

     By executing the subscription agreement, each grower-subscriber expressly grants to us the right to repurchase his shares of Class A common stock for a total consideration of $5 for each share.

     Prospective growers-subscribers are referred to the subscription agreement provided with this prospectus for the full text of the representations and warranties and other agreements and obligations he will make to or with Pro-Fac.

                               BUSINESS OF PRO-FAC

     We are an agricultural cooperative formed under New York State law to process and market crops grown by our members. Only growers of crops marketed through Pro-Fac, or associations of such growers, can become members of Pro-Fac.

     Membership.

     Membership in Pro-Fac is evidenced by the ownership of our common stock. Our common stock is divided into two classes -- Class A common stock and Class B common stock. Holders of Class A common stock are "Class A members." Holders of our Class B common stock are "Class B members." Crops supplied to us by our Class A members are sold to Agrilink Foods for processing and, until February 2001, crops supplied by our Class B members were sold to AgriFrozen for processing. We currently do not have any Class B members. See "Description of Pro-Fac Securities-Common Stock".

     Growers desiring to become members of Pro-Fac are required to file an application for membership. In the application a grower agrees to, among other things, purchase the required number and class of shares of our common stock, as determined by our board of directors based upon the quantity and type of crops to be marketed through Pro-Fac by the member-applicant.

     We currently have approximately 604 Class A members located principally in New York, Delaware, Pennsylvania, Illinois, Michigan, Washington, Oregon, California, Iowa, Nebraska, Florida, and Georgia. Crops grown by our members and purchased by us include:

     *    fruits, such as cherries, apples, blueberries, and peaches

     * vegetables, such as snap beans, beets, cucumbers, dry beans, spinach, lima beans, peas, sweet corn, carrots, cabbage, squash, asparagus, potatoes, turnip roots and leafy greens, and

     *    popcorn.

     Regional Representation.

     The business of Pro-Fac is conducted pursuant to policies established by our board of directors. The territorial area in which Pro-Fac operates has been divided into geographic regions based on natural divisions of product and location. In addition, some regions have been further divided into districts. The members within each region or district are represented on Pro-Fac's board of directors by at least one director. In an effort to insure a reasonably balanced representation of members from various geographic regions on our board of directors, our board of directors designates the number of directors to be elected from each region or district based on the value of raw product delivered by the members from the particular geographic region. Presently, Pro-Fac's operations are conducted in five regions. These regions, as well as the number of directors elected from each region, are identified in the following table.


                                                                 Present Number
    Region                         Area                           of Directors
-----------------       ----------------------------------       --------------


  I   (Dist.  1)        Western Upstate New York                         2
      (Dist.  2)        Eastern Upstate New York                         2
      (Dist.  3)        Pennsylvania and Delaware                        1
 II   (Dist.  1)        Michigan                                         3
      (Dist.  2)        Illinois                                         1
III                     Iowa and Nebraska                                1
 IV                     Washington, Oregon, and California               1
  V                     Georgia and Florida                              1

     The members in each region elect the director or directors for that region. In the case of a region that is divided into districts, the members in each district elect the directors for that district. There are currently 12 directors on our board of directors. Although our bylaws authorize our board of directors to appoint up to one-fifth of the total number of directors, our members have historically elected all our directors.

     Commodity Committees.

     Commodity committees have been established for each of the major crops marketed through us. Each committee member is a member of Pro-Fac who grows the crop or crops with which his committee represents. The committees are charged with the responsibility of counseling and advising our board of directors, our officers and management of matters generally associated with the specific crop or crops the committee members represent.

     Under our current policy, if a particular crop is produced in different geographic areas, commodity committees are established either for the separate geographic areas or for a combination of the geographic areas. Members of each commodity committee are elected by the members of Pro-Fac in the region or regions for which the particular commodity committee serves.

     Our commodity committees have been active in advising our board of directors on numerous matters affecting Pro-Fac crops, particularly with regard to the determination of CMV and the content of the annual crop delivery agreements, which specify, among other things, the terms under which crops will be grown, harvested and delivered.

     Marketing of Members' Crops.

     General Marketing Agreement: Each member of Pro-Fac enters into a general marketing agreement with Pro-Fac. In the general marketing agreement the member appoints Pro-Fac as his exclusive agent for processing and marketing the portion of his crop committed under the general marketing agreement, and under the crop delivery agreements executed between Pro-Fac and the members each year for the then up-coming growing season. In the general marketing agreement Pro-Fac agrees to make available, through its marketing and facilitation agreements with Agrilink Foods, facilities for receiving and processing the crops delivered by its members to Agrilink Foods.

     Passage of Title to Crops: Upon a member's delivery of crops to us, we take title to the crops and have the right to transfer, process or encumber the crops as we see fit, subject to the provisions of the general marketing agreement. A member delivering crops to Pro-Fac has no control over those crops following delivery. Prior to delivery to Pro-Fac, each member bears all risk of loss or damage to his crops.

     Quantity of Crops Marketed: The quantity of a crop to be delivered by a member in any year is the quantity established in the annual crop delivery agreements which are supplements to the general marketing agreements. Members are required to purchase additional shares of common stock if they undertake to:

     * increase their delivery to Pro-Fac of a particular crop or

     * grow a new type of crop to be marketed through Pro-Fac.

     A member's common stock ownership is dependent upon the quantity and type of raw product to be delivered by the member.

     If we determine that additional quantities of a crop are required, additional shares of common stock will be offered to growers of the crop. Qualified current members of Pro-Fac in the area where the crop is needed will be given the first opportunity to purchase the stock. If a reduction in the quantity of a crop is required, the common stock holdings of all Pro-Fac members delivering that crop will be proportionately reduced. The opportunity to grow additional crops and the requirement to reduce crop production will be given and made by our board of directors.

     If a change in total crop requirement is determined to be only temporary, adjustments of common stock holdings will not be required. If additional quantities are temporarily required, we will offer our members currently growing the crop the opportunity to deliver the additional quantities, on a pro rata basis, without regard to membership class. If a temporary reduction in a crop is required, we may temporarily pro-rate downward the quantity of the crop delivered by all members supplying it, without regard to membership class.

     If the deliveries of a crop are temporarily pro-rated downward, the members affected may, with the approval of our board of directors, be offered the opportunity to sell their excess common stock to Pro-Fac.

     A member choosing to sell a portion of his shares of common stock would permanently reduce, by a corresponding amount, the amount of crop he is entitled to deliver to Pro-Fac.

     The quantity of a particular crop to be delivered to Pro-Fac may be based on:

     * the actual number of acres the member agrees to plant and harvest for delivery to Pro-Fac, or

     * a specified tonnage.

     For example, growers of sweet corn and snap beans typically agree to plant and harvest a specified number of acres of those crops, while growers of squash, carrots and asparagus typically agree to supply a specified tonnage of those crops.

     Agent Growers: If a member is temporarily unable to fulfill his crop production obligations to Pro-Fac, either in whole or in part, he may, on a temporary basis, contract with another grower or growers, who may, but need not be, a member, to fulfill all or a part of the member's obligations to deliver crops to Pro-Fac. In the event a member contracts with another member to fulfill his crop production obligations, the member must be of the same class. In other words, Class A members may only contract with other Class A members and Class B members may only contract with other Class B members. All payments, including the allocation of retains, made by Pro-Fac for crops delivered by an agent grower will be made directly to the agent grower. A member may not utilize an agent grower to fulfill his production obligations to Pro-Fac more frequently than once in any two consecutive years without subjecting himself to a mandatory transfer of his common stock representing the crop production obligations he is not able to fulfill.

     Payment for Members' Crops.

     Commercial Market Value: Our marketing and facilitation agreement with Agrilink Foods provides, generally, that we will be paid the CMV of the crops purchased from us.

     Acting upon the recommendation of a joint committee, our board of directors, together with the board of directors of Agrilink Foods, will determine the CMV of our Class A members' crops. The joint committee is comprised of the chief executive officer of Agrilink Foods and an equal number of Pro-Fac directors and disinterested directors.

     In making its determination, the joint committee will consider data supplied by Agrilink Foods concerning pre-season contracts and open market purchases for various crops. The joint committee will also give considerable weight to the advice of the commodity committees representing the various crops marketed through Pro-Fac.

     Pools.

     Our membership is divided into two separate and distinct pools: (a) our Class A member pool, which is limited to Class A members and (b) the Class B member pool, which is limited to Class B members. We currently have no Class B members.

     Patronage Proceeds.

     Our patronage proceeds are equal to our gross receipts, which are derived from sources that under law qualify as patronage income, including income from the sale of raw products and all income from other patronage sources, less our operating expenses attributable to the production of our patronage income. Our operating expenses include overhead, interest, dividends on capital stock, maintenance, depreciation, obsolescence, bad debts, taxes and other proper costs, all as determined by our board of directors. Gains and losses are distributed based on the nature of the business disposed of, but in any event such gains and losses are to be distributed to the members affected.

     Members' Share of Patronage Proceeds.

     Each member's and each agent grower's pro rata share of the patronage proceeds is determined annually based upon each member's share of the year's total CMV.

     In any year in which patronage proceeds exceed CMV, the members will be paid or allocated their pro rata portion of the excess patronage proceeds. Similarly, if in any year the patronage proceeds are less than CMV, then the CMV paid to each member and agent grower as the purchase price for his crop shall be reduced by his share of the loss for the year.

     Payment of Patronage Proceeds: Our bylaws require us to pay or allocate to each member or agent grower his pro rata share of patronage proceeds within 8 1/2 months after the end of our fiscal year.

     Retention of Patronage Proceeds: A portion of the patronage proceeds payable to our members may be retained by us for use as working capital or for other general corporate purposes. Retained patronage proceeds are characterized as qualified retains. Patronage proceeds that are retained will be allocated among the members and agent growers.

     Under the Internal Revenue Code, we are permitted to deduct, for federal income tax purposes, the entire amount of retained patronage proceeds allocated (but not yet distributed) to our members, provided,

     * we give our members a "qualified written notice of allocation," which discloses to the member the stated dollar amount allocated to him as retained patronage income;

     * each member consents to include in his gross income for the taxable year the stated dollar amount of the allocation, as well as the amount of percentage income actually distributed to him; and

     * at least 20% of each member's retained patronage income is paid in cash.

     If all of these requirements are met, the retained patronage income constitutes a qualified retain. Retained patronage income not meeting the above requirements is a non-qualified retain.

     Our bylaws require us to pay or account annually to our members for their crops, on a cooperative basis, in cash and through the allocation of qualified retains as our board of directors determines. For the past five years we have paid our Class A members at least the full CMV of all of their products marketed through us. Patronage proceeds in excess of CMV, after payment of dividends on our capital stock, have been paid partially in cash to our members and partially in the form of retains.

     The percentages of CMV paid in cash or allocated to our Class A members as retains over the last five fiscal years are as follows:

Class A Members
                                        Fiscal Years Ended June
                                 ---------------------------------------
                                 2001      2000    1999    1998    1997
                                 ----      ----    ----    ----    ----

Paid in cash                    100.0%    102.1%  100.0%  102.6%  101.7%
Allocated as qualified retains    0.0       4.9     0.0     7.9     5.2
                                -----     -----   -----   -----   -----

Total                           100.0%    107.1%  100.0%  110.5%  106.9%
                                =====     =====   =====   =====   =====


     Timing of Payments for Crops: Agrilink Foods is required, under its marketing and facilitation agreements with us, to pay us the purchase price for crops purchased from us on a date or dates that coincide with the time of payment for crops by us to our members. The actual CMV of a crop cannot ordinarily be determined until well after the harvest, so initial payments are generally based upon the final CMV established for the crop in the prior year, unless the board of directors determines that average industry prices have changed significantly since that time.

     Once payments for particular crops are received from Agrilink Foods, we will pay the funds received over to the Class A members who delivered those crops. Subject to minor variations, we have historically paid our members the purchase price for their crops in accordance with the following schedule:

     Recognizing the costs involved in harvesting and delivering a crop, we have historically offered harvest time cash advances to our members. The terms and conditions governing these advances are specified in the annual crop delivery agreements. The harvest time payment is usually due approximately one week after delivery of a crop, and the total amount of the advance may not exceed 50% of the crops estimated CMV. The harvest time advance is repaid by deducting the amount of the advance from the first CMV payment otherwise due the member for the crop.

     * 50% of estimated CMV is paid not later than 30 days after completion of delivery of a particular crop;

     * another 25% of estimated or actual CMV is paid not later than 120 days after the average date of final delivery for each crop; and

     * the balance of CMV is paid not later than the immediately following July 15.

     Any payments in addition to CMV are made as soon as possible, but in any event within 8 1/2 months following the end of our fiscal year.

     For example, if a member delivers crops to us with a CMV of $10,000 on September 1, 2001 and a total of $1,050 in patronage proceeds in excess of CMV is earned for the year and allocated to him, he will be paid or allocated a total of $11,050 for his crops. Of this amount, he will be paid $10,000 (CMV) in cash, in three installments based on the following schedule of payments from Agrilink Foods:

     *    $5,000 by October 1, 2001, less any harvest time advance;

     * $2,500 by February 1, 2002, assuming this member's date of final delivery coincides with the average date of final delivery for the same crop, and

     *    $2,500 by July 15, 2002.

     In addition, as soon as the necessary computations can be made and final payment is received from Agrilink Foods, but before March 15, 2002, the $1,050 of excess patronage proceeds will be paid or allocated to the member in the form of cash or retains. A minimum of 20% of the excess over CMV, in the above example $210, must be distributed in cash and the balance may be distributed in the form of retains. See "Description of Pro-Fac Securities."

     Tax Matters.

     As a cooperative, we are taxed under Subchapter T of the Internal Revenue Code (the "Code"). Subchapter T imposes regular corporate income tax rates on cooperatives, but at the same time allows cooperatives to deduct from taxable income, for federal income tax purposes, certain deductions which are not available to other business corporations. In particular, under Subchapter T a cooperative may deduct from its taxable income all amounts which are paid to its members and other patrons as patronage dividends (either in cash or through the allocation of amounts retained by the cooperative and represented by qualified written notices of allocation) with respect to patronage occurring during the taxable year. Non-patronage-sourced income of a cooperative is subject to federal income tax at the cooperative level.

     In general, the payments from earnings of a cooperative to its members in the form of cash and qualified retains constitute patronage dividends within the meaning of Subchapter T. Members and other patrons of a cooperative must agree to include in their taxable income in the year received all amounts of patronage dividends paid in cash or allocated to their accounts as qualified retains. Patronage income allocated by a cooperative to its members in the form of non-qualified retains is taxable at the cooperative level when such retains are issued. In the year in which non-qualified retains are redeemed by a cooperative, the cooperative receives a tax deduction in the amount of the retains which are redeemed. Members and other patrons of the cooperative must agree to include in their taxable income in the year of redemption any non-qualified retains redeemed by the cooperative.

     Under our marketing and facilitation agreement with Agrilink Foods, payments are made by Agrilink Foods for the crops of our members. Such payments, in part, are based upon the earnings of Agrilink Foods derived from products processed from the crops supplied by our Class A members. These payments are classified and reported by us, for federal income tax purposes, as patronage-sourced income. Because there are few guidelines in this area of law, such classification and reporting has in the past led to and may in the future lead to audit disputes with the Internal Revenue Service ("IRS"). The IRS clarified its position in a technical advice memorandum to us on September 23, 1991. Although changes have occurred in our relationship with Agrilink Foods since the issuance of the technical advice memorandum, the contractual relationship requiring the payments based upon the earnings of Agrilink Foods remains substantively the same as when the technical advice memorandum was issued. Accordingly, we have continued to treat payments based upon the earnings of Agrilink Foods as patronage-sourced income. In January 1995, Agrilink Foods and our board of directors approved appropriate amendments to Agrilink Foods' bylaws to allow Agrilink Foods to qualify as a cooperative under Subchapter T of the Code. On August 24, 1995, we received a favorable ruling from the IRS approving the change in tax treatment effective for fiscal 1996. This ruling also confirmed that the change in tax status of Agrilink Foods would have no effect on our ongoing treatment as a cooperative under Subchapter T of the Code. Based on the foregoing, Harris Beach, LLP, our legal counsel, is of the opinion that payments to members of Pro-Fac based upon earnings of Agrilink Foods continue to constitute patronage-sourced income pursuant to Subchapter T of the Code. In the event, however, the IRS changes our classification as a cooperative and/or the reporting of patronage-sourced income by us, additional income taxes and interest could be assessed as a result of the reclassification of income reported as patronage-sourced income to non-patronage-sourced income.

     From time to time various proposals have been made and bills introduced in Congress which would have the effect of modifying or eliminating the present provisions of the Code pursuant to which cooperatives are taxed and could subject cooperatives to greater federal income tax liability. It is not possible to predict whether any such proposal may be adopted, or if adopted what effect it might have on our federal income tax liability and the federal income tax liability of our members.

     In addition, from time to time the IRS issues revenue rulings, revenue procedures, and other official statements, which may be either prospective or retrospective in application, by which it seeks to interpret and administer the provisions of the Code applicable to cooperatives. It is also impossible to predict the effect any such administrative interpretations, which may be adopted in the future, would have on our federal tax liability or that of our members.

     Tax Treatment of Amounts Paid or Allocated to Members.

     Under the federal income tax laws, our members must currently include in their taxable income calculation the purchase price for their crops, including all cash payments and allocations of qualified retains. Non-qualified retains are not subject to current taxation to our members and are taxable to members only if and when redeemed by us.

                                SUBSEQUENT EVENTS

     Legal Proceedings.

     On September 25, 2001, in the circuit court of Multnomah County, Oregon, Blue Line Farms commenced a class action suit against Pro-Fac Cooperative, Inc., Agrilink Foods, Inc., Mr. Mike Shelby, and "Does" 1-50, representing directors, officers, and agents of the corporate defendants.

     The complaint alleges (i) fraud in operating AgriFrozen; (ii) breach of fiduciary duty in operating AgriFrozen; (iii) negligent misrepresentation in operating AgriFrozen; (iv) breach of contract against Pro-Fac; (v) breach of good faith and fair dealing against Pro-Fac; (vi) conversion against Pro-Fac and Agrilink Foods; (vii) intentional interference with a contract against Agrilink Foods; and (viii) statutory Oregon securities law violations against Pro-Fac and separately against Mr. Shelby.

     The relief sought includes (i) a demand for an accounting; (ii) injunctive relief to compel the disclosure of documents; (iii) certification of the class;
(iv) damages of $50 million;  (v) prejudgment and  post-judgment  interest;  and
(vi) an award of costs and expenses including expert fees and attorney's fees.

     Management believes this case is without merit and intends to defend vigorously its position.

                        DESCRIPTION OF PRO-FAC SECURITIES

     This description summarizes some of the provisions of our restated certificate of incorporation, a copy of which has been included as an exhibit to our registration statement. If you want more complete information, you should read the provisions of our restated certificate of incorporation.

     Our authorized capital stock consists of 5,000,000 shares of Class A common stock, 2,000,000 shares of Class B common stock and 55,000,000 shares of preferred stock. We are also authorized to issue up to $15,000,000 of special membership interests.

     As of September 1, 2001, we had outstanding 2,000,474 shares of Class A common stock with a par value of $5 per share, 32,308 shares of non-cumulative preferred stock with a par value of $25 per share, 4,495,443 shares of Class A cumulative preferred stock with a par value of $1 per share and 23,923 shares of Class B series 1, 10% cumulative preferred stock with a par value of $1 per share. There were no shares of Class B common stock and no special membership interests outstanding.

     Common Stock.

     Rights to dividends and on liquidation. Any outstanding retains and preferred stock would rank senior to the common stock in respect of liquidation rights and dividend rights. This means that we cannot pay dividends on our common stock unless we first pay all dividends owing to holders of our preferred stock at that time. Additionally, upon liquidation, we cannot make any distribution to holders of our common stock until we first pay all amounts required to be paid to holders of our preferred stock and retains.

     Under present law, dividends on our common stock may not exceed 12% of its par value per year. Members who purchase shares of common stock in installments are entitled to receive dividends only on those shares of common stock actually issued to them.

     Voting. All voting power is vested exclusively in the holders of common stock. However, each member is entitled to one vote regardless of the number of shares held. When two or more holders of common stock are joined in an agricultural venture, our board of directors will determine whether the venture is a single enterprise, entitling the participating holders to a single vote, or multiple enterprises, entitling the holders to more than one vote.

     Preemptive rights. Holders of our common stock do not have any right to purchase additional shares of common stock or any of our capital stock if we sell shares to others.

     Conversion rights. Our common stock is not convertible into any other security of Pro-Fac.

     Required disposition and redemption of common stock. As described below:

     * In the event a member is no longer a producer of agricultural products marketed through us then the member is required to dispose of his shares of common stock;

     * Upon the death of an individual member, the estate of the deceased member will continue as a member for the purposes of winding up the affairs of the deceased member until all of the obligations of the deceased member to us have been performed, including those under any then current crop delivery agreement. After fulfillment of the deceased member's obligations to us, the deceased member's estate is required to dispose of the member's common stock;

     * In the event we discontinue a crop, then all members whose ownership of common stock is based upon their marketing of the discontinued crop through us will be required to sell their common stock to us for cash at the par value, plus any declared but unpaid dividends; and

     * In the event a member desires or is required by us to permanently reduce the quantity of a crop which he sells to us, then the member will be required to dispose of the number of shares of his common stock as is necessary to bring his ownership of shares of common stock into proper relationship to the quantity and type of crops which he markets through us.

     A member who voluntarily wishes to sell his common stock or who is required to sell his shares of common stock must make a reasonable effort to find another grower within the disposing member's pool, that is, a Class A member must use reasonable efforts to find another grower in the Class A member pool, and a Class B member must use reasonable efforts to find another grower in the Class B member pool, who is willing to purchase the member's common stock and assume all of his obligations to us and who meets all requirements for membership in Pro-Fac. We will give a disposing member a reasonable period of time within which to find another grower. We currently do not have any Class B members

     We may assist the disposing member in finding another grower by advising him of the price another qualified grower in the appropriate class, that is a Class A member, acceptable to us, is willing to pay for the stock. Historically, these prices have varied widely by commodity and by the region in which the crop associated with the common stock is to be grown. Sales are often at a price exceeding the $5 par value at which the common stock was originally issued. Historically, there has usually been sufficient demand for common stock offered for sale by members.

     In the event the disposing member is unable to find a qualified grower within a reasonable period of time, the member must sell his common stock to us for cash at par value plus any declared and unpaid dividends.

     Liability for further assessment. Shares of our common stock are not subject to further call or assessment. Under the New York Cooperative Corporations Law, however, each member of a cooperative corporation, as well as each director, may be personally liable for certain amounts due to employees for services rendered to the cooperative.

     Transfer agent. We function as our own transfer agent for our common stock.

     Transferability. Our common stock is issued only to growers of agricultural products marketed through us, or to associations of growers, and may be transferred only to another grower who meets our membership standards. A member holding shares of Class A common stock may only transfer his shares to another member owning shares of Class A common stock or to a grower eligible for membership in Pro-Fac and eligible to own shares of Class A common stock, and approved by us.

     Non-Cumulative Preferred Stock, Class A Cumulative Preferred Stock and Class B, Series 1 Cumulative Preferred Stock.

     General: Our non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock are not convertible into any other securities. We are not obligated to redeem or retire these securities.

     Our Class A cumulative preferred stock is listed on The Nasdaq National Market system under the symbol "PFACP." There is currently no active trading market for either our non-cumulative preferred stock or our Class B, series 1 cumulative preferred stock. We do maintain an ongoing exchange program to allow holders of non-cumulative preferred stock to exchange their shares for Class A cumulative preferred stock on a share-for-share basis. A "blackout" period exists between the dividend qualifying date for the non-cumulative preferred stock and October 16 each year when such exchanges cannot be made. This prevents a holder from collecting the annual dividend on the non-cumulative preferred stock and immediately becoming eligible to collect the quarterly dividend on the Class A cumulative preferred stock.

     Our Class B, series 1 cumulative preferred stock is issuable to employees of Agrilink Foods pursuant to an employee stock purchase plan. Under the plan employees of Agrilink Foods can purchase shares of Class B, series 1 cumulative preferred stock at a price of $10 per share.

     Ranking: The non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock rank senior to the common stock and are on parity with each other with respect to payment of dividends and distributions upon liquidation.

     Generally, this means that we cannot pay dividends on our common stock unless we have paid the full amount of the dividends on the non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock that are due and owing at the time. Also, if we are dissolved or liquidated, holders of the non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock are required to be paid the full amount of their liquidation preferences before any assets can be distributed to holders of common stock. The liquidation preference of the non-cumulative preferred stock is $25 per share plus declared and unpaid dividends. The liquidation preference of the Class A cumulative preferred stock is $25 per share plus all accrued and unpaid dividends. The liquidation preference of the Class B, series 1 cumulative preferred stock is $10 per share plus all accrued and unpaid dividends.

     So long as shares of non-cumulative preferred stock remain outstanding, we cannot create any class of stock that would rank senior to the non-cumulative preferred stock with respect to liquidation and dividend rights without the consent of at least 2/3 of the outstanding shares of non-cumulative preferred stock.

     Dividends. Holders of non-cumulative preferred stock are entitled to receive, when and as declared by our board of directors, non-cumulative cash dividends at the rate per annum of not less than 6% per share of the par value of such shares.

     Holders of Class A cumulative preferred stock are entitled to receive, when and as declared by our board of directors, cumulative cash dividends at a quarterly rate equal to $.43 per share, or an annual rate of approximately 6.88% of the liquidation preference of $25 per share. We pay dividends on the Class A cumulative preferred stock quarterly in arrears on or about January 31, April 30, July 31, and October 31, of each year.

     Holders of Class B, series 1 cumulative preferred stock are entitled to receive, when and as declared by our board of directors, cumulative cash dividends at the rate per annum of $1 per share. We generally pay dividends on the Class B, Series 1 Cumulated Preferred stock annually in April.

     Redemption. We can redeem our non-cumulative preferred stock at any time upon 90 days written notice. If we decide to redeem, we can redeem all of the outstanding shares at once, or we can redeem some of the shares at different times. The redemption price is $25 per share, plus an amount equal to all declared and unpaid dividends.

     We can redeem the Class A cumulative preferred stock at any time upon written notice not less than 30 days and not more than 60 days prior to the date fixed for redemption. If we decide to redeem less than all of the outstanding shares at once, the shares to be redeemed can be selected pro-rata or by lot, except that we have the right to first redeem all of the shares of Class A cumulative preferred stock held by any holder who owns 100 or less shares. The redemption price is $25 per share, plus an amount equal to accrued and unpaid dividends.

     The Class B, series 1 cumulative preferred stock can be redeemed by us at any time upon not less than 30 days and not more than 60 days written notice before the date fixed for redemption. The redemption price is $10 per share, plus an amount equal to accrued and unpaid dividends.

     Voting   rights.   The  only  voting   rights  the  holders  of  shares  of
non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock have are those required by law.

     Generally, this means that if we want to change our restated certificate of incorporation in a way that would materially and adversely affect these holders of those shares, then we must get the approval of holders of at least 2/3 of the outstanding shares of non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock.

     Restriction on stock acquisitions. We are prohibited from repurchasing or otherwise redeeming our stock, other than to repurchase our common stock from departing members, unless full dividends have been paid or are contemporaneously declared on the non-cumulative preferred stock, Class A cumulative preferred stock and Class B, series 1 cumulative preferred stock.

     Transfer agent: The transfer agent, dividend agent and redemption agent for the Class A cumulative preferred stock is Computershare Investor Services, LLC. We act as our own transfer agent for our non-cumulative preferred stock and Class B, series 1 cumulative preferred stock.

     Retains.

     Annual allocation: Retains, if any, must be allocated to the accounts of our members within 8 1/2 months of the close of our fiscal year. Our fiscal year ends on the last Saturday of June. It has been, and continues to be, our policy to allocate retains to our members on or about September 15 of each year. Each member is typically advised of the allocation of qualified retains to his account by means of an investment summary which is mailed to him each year on or about September 15. There were no allocations of retains to Class A members for fiscal 1999 and fiscal 2001.

     Qualified retains: Qualified retains bear no interest, but five years after issuance, based on membership class, they may mature into shares of our Class A cumulative preferred stock at the discretion of our board of directors. If our Board determines to redeem qualified retains, one share of Class A cumulative preferred stock for each $25 of qualified retains is ordinarily issued to holders of qualified retains on or about December 31 following the completion of the fifth year after allocation of the qualified retains.

     Transferability of retains; absence of market: Qualified retains are freely transferable. Although there are several broker-dealers facilitating transactions in our qualified retains, there can be no assurance that a market for such retains will exist. Historically, sales of qualified retains have been at prices substantially less than their face amount. If a market for our qualified retains is established, the increased leverage of Pro-Fac as a result of the DFVC acquisition in fiscal 1999, and the limits on our ability to repurchase our preferred stock pursuant to Agrilink Foods' credit facility and the indenture covering its notes, are likely to decrease the prices at which our qualified retains are traded.

     Rights to dividends and to distributions on liquidation: All retains are junior and subordinate to our indebtedness. In the event of our liquidation, holders of our retains would rank senior to our preferred stock and our common stock. No dividends are payable on our retains.

     Restrictions on dividends and other distributions to members and investors.

     As guarantors of the indebtedness of Agrilink Foods we are limited as to the aggregate dollar amounts we can pay or distribute in the form of dividends or other distributions for the purchase or redemption of shares of our common stock and preferred stock each fiscal year. Further, because Agrilink Foods and its lenders are the principal sources of cash used by us to pay dividends, the restrictions on payments from Agrilink Foods to us under its credit facility may also limit our ability to pay dividends on our common and preferred stock.

     Certificates for securities.

     Except with respect to our Class A cumulative preferred stock, we ordinarily do not issue certificates representing shares of either our common or preferred stock or our members' interests in retains, except upon specific request. In lieu of certificates, we distribute to our members and our non-member security holders periodic computerized statements referred to as "investment summaries." The investment summaries detail the investment of each member or security holder in our securities by type of security, number of shares, or dollar amount, and date of issue. In the case of qualified retains, the summaries also indicate the date upon which they are anticipated to be replaced by corresponding par value dollar amounts of preferred stock. Additionally, the investment summaries detail each member's crop commitments to us.

                                  LEGAL MATTERS

     Harris Beach LLP, Rochester, New York will pass on certain legal matters in connection with the offering, including the validity of the issuance of securities being offered hereby.

                                     EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 2001, have been incorporated in reliance on the report of PricewaterhouseCoopers, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth expenses in connection with the issuance and distribution of the securities being registered. All amounts except the
registration  fee  payable  to  the  Securities  and  Exchange   Commission  are
estimates.

SEC Registration Fee.........................................    $      375
Legal Fees and Expenses......................................*   $    5,000
Accountants Fees and Expenses................................*   $    4,000
Printing and Engraving Fees..................................*   $    5,000
Blue Sky Fees and Expenses...................................*   $    1,000
Transfer Agent and Registration Fee and Expenses.............          None
Miscellaneous................................................*   $    4,600
                                                                 ----------
  Total Issuance and Distribution Expenses...................    $   19,975
                                                                 ==========

* Estimated

Item 15. Indemnification of Directors and Officers.

     Pro-Fac Cooperative.

     Pro-Fac is a New York cooperative corporation. Sections 721 through 726 of the New York Business Corporation Law permit the registrant to indemnify its officers and directors against liabilities. Under Section 722 of the New York Business Corporation Law, the registrant may indemnify any person made, or threatened to be made, a party to any action or proceeding, whether civil or criminal, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the registrant or serves or served any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of the registrant against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding or any appeal thereon, if such director or officer acted in good faith for a purpose which he reasonably believed to be in, or, under certain circumstances, not opposed to, the best interests of the registrant.

     Section 726 of the New York Business Corporation Law allows the registrant to purchase and maintain insurance to indemnify (i) the registrant for any obligation which it incurs as a result of the indemnification of directors and officers, (ii) directors and officers in instances in which they may be indemnified by the registrant, and (iii) directors and officers in instances in which they may not otherwise be indemnified by the registrant provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the superintendent of insurance of the State of New York, for a retention amount and for co-insurance. Notwithstanding the foregoing, no such insurance may provide for any payment, other than cost of defense, to or on behalf of any director or officer (i) if a judgment or other final adjudication adverse to the insured director or officer establishes that his acts of active and deliberate dishonesty were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or (ii) in relation to any risk the insurance of which is prohibited under the insurance law of the State of New York.

     The foregoing statements are subject to the detailed provisions of Sections 721 through 726 of the New York Business Corporation Law, Pro-Fac's By-laws and its Restated Certificate of Incorporation, as applicable.

     Liability Insurance.

     Pro-Fac maintains a directors and officers liability insurance and corporation reimbursement policy, in such amount as it deems reasonable, against certain liabilities that may be asserted against, or incurred by, the directors and officers of the registrant in their capacities as directors or officers of such registrant, including liabilities under Federal and state securities laws. Such policy is due for renewal on October 15, 2001.

Item 16. Exhibits.
                                               EXHIBIT INDEX

Exhibit
Number                                     Description of Exhibit
-------       --------------------------------------------------------------------------------------------------------------------

  3.1   Restated Certificate of Incorporation for Pro-Fac  Cooperative,  Inc. (filed as Exhibit 3.1 to Pro-Fac's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).
  3.2   Pro-Fac Cooperative, Inc. Bylaws (filed as Exhibit 3.2 to the Pro-Fac's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).
  4.1   Indenture,  dated as of November 18, 1998,  between  Agrilink Foods,  Inc., the Guarantors named therein and IBJ Schroder
        Bank & Trust Company, Inc. as Trustee (filed as Exhibit 4.1 to Agrilink Foods, Inc.'s Registration  Statement on Form S-4
        filed January 5, 1999 (Registration No. 333-70143) and incorporated herein by reference).
  4.2   Form of 11 7/8 Percent Senior  Subordinated  Notes due 2008 (filed as Exhibit B to Exhibit 4.1 to Agrilink Foods,  Inc.'s
        Registration  Statement  on Form S-4 filed  January 5, 1999  (Registration  No.  333-70143)  and  incorporated  herein by reference).
  4.3   Indenture, dated as of November 3, 1994, among PFAC, Pro-Fac and IBJ Schroder Bank & Trust Cooperative ("IBJ"), as Trustee,
        as amended by First Supplemental Indenture, dated as of November 3, 1994, each with respect to Agrilink Foods, Inc. 12.25 percent Senior Subordinated Notes due 2005 (filed as Exhibit 4.1 to Agrilink Foods, Inc.'s Registration Statement on Form
        S-4 filed November 14, 1994 (Registration No. 33-56517) and incorporated herein by reference).
  4.4   Second Supplemental Indenture (amending the Indenture referenced in Exhibit 4.3 herein) dated November 10, 1997 (filed as
        Exhibit 10.25 to Pro-Fac Cooperative's Annual Report on Form 10-K for the fiscal year ended June 27, 1998, and incorporated herein by reference).
  4.5   Third Supplemental Indenture (amending the Indenture referenced in Exhibit 4.3 herein) dated September 24, 1998 (filed as
        Exhibit 10.26 to Pro-Fac Cooperative's Annual Report on Form 10-K for the fiscal year ended June 26, 1999, and incorporated herein by reference).
  5.1   Opinion of Harris Beach LLP (filed herewith).
  8.1   Opinion of Harris Beach LLP - Tax Matters (filed herewith).
 10.1   Marketing and  Facilitation  Agreement,  dated as of November 3, 1994,  between  Pro-Fac  Cooperative,  Inc. and Agrilink
        Foods, Inc. (filed as Exhibit 10.1 to Agrilink Foods, Inc.'s  Registration  Statement on Form S-4 filed November 17, 1994
        (Registration No. 33-56517) and incorporated herein by reference).
 10.2   Amendment to Marketing and  Facilitation  Agreement  between Pro-Fac  Cooperative,  Inc. and Agrilink  Foods,  Inc. dated
        September  23, 1998 (filed as Exhibit 10.9 to Pro-Fac  Cooperative's  Quarterly  Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).
 10.3   Management  Incentive Plan, as amended (filed as Exhibit 10.2 to Agrilink Foods,  Inc.'s  Registration  Statement on Form
        S-4  filed November 17, 1994 (Registration No. 33-56517) and incorporated herein by reference).
 10.4   Supplemental  Executive  Retirement  Plan,  as amended  (filed as Exhibit  10.3 to Agrilink  Foods,  Inc.'s  Registration
        Statement on Form S-4  filed November 17, 1994 (Registration No. 33-56517) and incorporated herein by reference).
 10.5   Master Salaried Retirement Plan, as amended (filed as Exhibit 10.5 to Agrilink Foods,  Inc.'s  Registration  Statement on
        Form S-4  filed November 17, 1994 (Registration No. 33-56517) and incorporated herein by reference).

(a)  Exhibits (Continued):

Exhibit
Number                                             Description of Exhibit
-------  --------------------------------------------------------------------------------------------------------------------
10.6   Non-Qualified Profit Sharing Plan, as amended (filed as Exhibit 10.6 to Agrilink Foods, Inc.'s Registration Statement on Form
       S-4 filed November 17, 1994 (Registration No. 33-56517) and incorporated herein by reference).
10.7   Second  Amendment  to  Non-Qualified  Profit  Sharing  Plan.  (filed  as  Exhibit  10.14 to the  Agrilink  Foods,  Inc.'s
       Registration Statement on Form S-1 filed June 15, 1995 (Registration No. 33-60273) and incorporated herein by reference).
10.8   Agrilink Equity Value Plan Adopted on June 24, 1996 (filed as Exhibit 10.17 to Pro-Fac Cooperative's Annual Report on Form
       10-K for the fiscal year ended June 29, 1996 and incorporated herein by reference).
10.9   Raw Product Supply Agreement with Seneca Foods Corporation (filed as Exhibit 10.22 to Pro-Fac Cooperative's Annual Report on
       Form 10-K for the fiscal year ended June 28, 1997 and incorporated herein by reference).
10.10  Reciprocal Co-Pack Agreement with Seneca Foods Corporation (filed as Exhibit 10.23 to Pro-Fac Cooperative's Annual Report on
       Form 10-K for the fiscal year ended June 28, 1997 and incorporated herein by reference).
10.11  Credit Agreement among Agrilink Foods, Inc., Pro-Fac Cooperative, Inc., Harris Trust and Savings Bank, Bank of Montreal,
       Chicago Branch, and the Lenders from time to time party hereto, dated September 23, 1998 (filed as Exhibit 10.1 to Pro-Fac
       Cooperative's Quarterly Report on Form 10-Q for the first fiscal quarter ended September 26, 1998 and incorporated herein by reference).
10.12  Subordinated Promissory Note among Agrilink Foods, Inc. and Dean Foods Company, dated as of September 23, 1998 (filed as
       Exhibit 10.3 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for  the first fiscal quarter ended September 26, 1998 and incorporated herein by reference).
10.13  First Amendment to the Credit Agreement referenced in Exhibit 10.11 herein (filed as Exhibit 10.1 to Pro-Fac Cooperative's
       Amended Quarterly Report on Form 10-Q/A for the first fiscal quarter ended September 25, 1999 and incorporated herein by reference).
10.14  Second Amendment to the Credit Agreement referenced in Exhibit 10.11 herein (filed as Exhibit 10.2 to Pro-Fac Cooperative's
       Amended Quarterly Report on Form 10-Q/A for the first fiscal quarter ended September 25, 1999 and incorporated herein by reference).
10.15  Third Amendment to the Credit Agreement referenced in Exhibit 10.11 herein (filed as Exhibit 10.3 to Pro-Fac Cooperative's
       Amended Quarterly Report on Form 10-Q/A for the first fiscal quarter ended September 25, 1999 and incorporated herein by reference).
10.16  Fourth Amendment to the Credit Agreement referenced in Exhibit 10.11 herein (filed as Exhibit 10.4 to Pro-Fac Cooperative's
       Amended Quarterly Report on Form 10-Q/A for the first fiscal quarter ended September 25, 1999 and incorporated herein by reference)
10.17  Fifth Amendment to the Credit Agreement referenced in Exhibit 10.11 herein (filed as Exhibit 10.5 to Pro-Fac Cooperative's
       Amended Quarterly Report on Form 10-Q/A for the first fiscal quarter ended September 25, 1999 and incorporated herein by reference).
10.18  Service  Agreement  among Agrilink  Foods,  Inc., and PF  Acquisition  II, Inc.,  dated as of February 22, 1999 (filed as
       Exhibit 10.4 to Pro-Fac  Cooperative's  Quarterly  Report on Form 10-Q for the third fiscal  quarter ended March 27, 1999 and incorporated herein by reference).
10.19  Marketing and Facilitation Agreement, dated as of February 22, 1999, between Pro-Fac Cooperative, Inc. and PF Acquisition II,
       Inc. (filed as Exhibit 10.5 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the third fiscal quarter ended March
       27, 1999 and incorporated herein by reference).
10.20  Credit Agreement among PF Acquisition II, Inc. and CoBank, ACB, as administrative agent for the lenders thereunder, dated
       February 22, 1999 (filed as Exhibit 10.6 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).
10.21  Subordinated Promissory Note among PF Acquisition II, Inc. and CoBank, ACB, dated February 22, 1999 (filed as Exhibit 10.7 to
       Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).

(a)  Exhibits (Continued):

Exhibit
Number                                             Description of Exhibit
-------       --------------------------------------------------------------------------------------------------------------------

10.22  Sixth Amendment to the Credit Agreement referenced in Exhibit 10.11 herein (filed as Exhibit 10.5 to Pro-Fac Cooperative's
       Amended Quarterly Report on Form 10-Q/A for the first fiscal quarter ended September 25, 1999 and incorporated herein by reference ).
10.23  Excess Benefit Retirement Plan (filed as Exhibit 10.27 to Pro-Fac Cooperative's annual report on Form 10-K for the fiscal year ended June 30, 2001, and incorporated herein by reference).
10.24  Supplemental Executive Retirement Agreement (filed as Exhibit 10.28 to the Company's quarterly report on Form 10-Q for the second quarter ended December 23, 2000, and incorporated herein by reference).
10.25  Service  Agreement By and Between  Agrilink  Foods and PF Acquisition  II, Inc.  (filed as Exhibit 10.29 to the Company's quarterly report on Form 10-Q for the third quarter ended March 23, 2001, and incorporated herein by reference).
10.26  Bill of Sale  Agreement By and Between  Agrilink  Foods,  Inc. and CoBank,  ACB (filed as Exhibit  10.30 to the Company's quarterly report on Form 10-Q for the third quarter ended March 23, 2001, and incorporated herein by reference).
10.27  Salary Continuation Agreement - Dennis M. Mullen (filed as Exhibit 10.27 to Pro-Fac Cooperative's Annual Report on Form 10-K
       for the fiscal year ended June 30, 2001 and incorporated herein by reference).
10.28  Seventh Amendment to the Credit Agreement referenced in Exhibit 10.11 herein (filed as Exhibit 10.28 to Pro-Fac Cooperative's
       Annual Report on Form 10-K for the fiscal year ended June 30, 2001 and incorporated herein by reference).
12.1   Statement regarding the Computation ratios (filed herewith).
18.1   Accountant's Report Regarding Change in Accounting Method (filed as Exhibit 18 to Pro-Fac Cooperative's Quarterly Report on
       Form 10-Q for the first fiscal quarter ended September 28, 1996 and incorporated herein by reference).
21.1   List of Subsidiaries (filed herewith).
23.1   Consent of PricewaterhouseCoopers LLP regarding Pro-Fac Cooperative, Inc. (filed herewith).
23.2   Consent of Harris Beach LLP (included in Exhibit 5.1).
23.3   Consent of Harris Beach LLP - Tax Matters (included in Exhibit 8.1)
24.1   Powers of Attorney of Pro-Fac Cooperative, Inc., (included in the signature pages hereto).
99.1   Application for Stock Purchase (filed as Exhibit 99.1 to the Cooperative's Registration Statement on Form S-2 filed October
       22, 1999 (Registration 333-89511) and incorporated herein by reference).

Item 17. Undertakings.

     (a) The undersigned registrant hereby undertakes:

          1. To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and that offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

          (b) Insofar as indemnifications for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of New York, on October 10, 2001.

          PRO-FAC COOPERATIVE, INC.

          By:
             /s/ Earl L. Powers
             --------------------------------------------
             Name:  Earl L. Powers
             Title: Treasurer
             (Principal Financial Officer and Principal Accounting Officer)

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Earl L. Powers, with full power to act alone, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

              Signature                                                         Title                                      Date

/s/    Bruce R. Fox                                               Chairman of the Board and Director               October 5, 2001
----------------------------------------------------------        President
       (BRUCE R. FOX)

/s/    Steven D. Koinzan                                          Vice Chairman of the Board and Director          October 5, 2001
----------------------------------------------------------        Vice President
       (STEVEN D. KOINZAN)

/s/    Tom R. Croner                                              Director                                         October 5, 2001
----------------------------------------------------------
       (TOM R. CRONER)

/s/    Dale W. Burmeister                                         Director                                         October 5, 2001
----------------------------------------------------------
       (DALE W. BURMEISTER)

/s/    Peter R. Call                                              Director                                         October 5, 2001
----------------------------------------------------------
       (PETER R. CALL)

/s/    Glen Lee Chase                                             Director                                         October 5, 2001
----------------------------------------------------------
       (GLEN LEE CHASE)

/s/    Kenneth A. Dahlstedt                                       Director                                         October 5, 2001
----------------------------------------------------------
       (KENNETH A. DAHLSTEDT)

/s/    Robert DeBadts                                             Director                                         October 5, 2001
----------------------------------------------------------
       (ROBERT DEBADTS)




/s/    Kenneth A. Mattingly                                       Director                                         October 5, 2001
----------------------------------------------------------
       (KENNETH A. MATTINGLY)

/s/    Allan W. Overhiser                                         Director                                         October 5, 2001
----------------------------------------------------------
       (ALLAN W. OVERHISER)

/s/    Paul E. Roe                                                Director                                         October 5, 2001
----------------------------------------------------------
       (PAUL E. ROE)

/s/    Darell Sarff                                               Director                                         October 5, 2001
----------------------------------------------------------
       (DARELL SARFF)

/s/    Stephen R. Wright                                          Secretary and                                    October 5, 2001
----------------------------------------------------------        General Manager
       (STEPHEN R. WRIGHT)

/s/    Earl L. Powers                                             Treasurer                                        October 5, 2001
----------------------------------------------------------        (Principal Financial Officer and
       EARL L. POWERS)                                            Principal Accounting Officer)



                                               EXHIBIT INDEX

Exhibit
Number                                     Description of Exhibit
-------       --------------------------------------------------------------------------------------------------------------------

  3.1   Restated Certificate of Incorporation for Pro-Fac  Cooperative,  Inc. (filed as Exhibit 3.1 to Pro-Fac's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).
  3.2   Pro-Fac Cooperative, Inc. Bylaws (filed as Exhibit 3.2 to the Pro-Fac's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).
  4.1   Indenture,  dated as of November 18, 1998,  between  Agrilink Foods,  Inc., the Guarantors named therein and IBJ Schroder
        Bank & Trust Company, Inc. as Trustee (filed as Exhibit 4.1 to Agrilink Foods, Inc.'s Registration  Statement on Form S-4
        filed January 5, 1999 (Registration No. 333-70143) and incorporated herein by reference).
  4.2   Form of 11 7/8 Percent Senior  Subordinated  Notes due 2008 (filed as Exhibit B to Exhibit 4.1 to Agrilink Foods,  Inc.'s
        Registration  Statement  on Form S-4 filed  January 5, 1999  (Registration  No.  333-70143)  and  incorporated  herein by reference).
  4.3   Indenture, dated as of November 3, 1994, among PFAC, Pro-Fac and IBJ Schroder Bank & Trust Cooperative ("IBJ"), as Trustee,
        as amended by First Supplemental Indenture, dated as of November 3, 1994, each with respect to Agrilink Foods, Inc. 12.25 percent Senior Subordinated Notes due 2005 (filed as Exhibit 4.1 to Agrilink Foods, Inc.'s Registration Statement on Form
        S-4 filed November 14, 1994 (Registration No. 33-56517) and incorporated herein by reference).
  4.4   Second Supplemental Indenture (amending the Indenture referenced in Exhibit 4.3 herein) dated November 10, 1997 (filed as
        Exhibit 10.25 to Pro-Fac Cooperative's Annual Report on Form 10-K for the fiscal year ended June 27, 1998, and incorporated herein by reference).
  4.5   Third Supplemental Indenture (amending the Indenture referenced in Exhibit 4.3 herein) dated September 24, 1998 (filed as
        Exhibit 10.26 to Pro-Fac Cooperative's Annual Report on Form 10-K for the fiscal year ended June 26, 1999, and incorporated herein by reference).
  5.1   Opinion of Harris Beach LLP (filed herewith).
  8.1   Opinion of Harris Beach LLP - Tax Matters (filed herewith).
 10.1   Marketing and  Facilitation  Agreement,  dated as of November 3, 1994,  between  Pro-Fac  Cooperative,  Inc. and Agrilink
        Foods, Inc. (filed as Exhibit 10.1 to Agrilink Foods, Inc.'s  Registration  Statement on Form S-4 filed November 17, 1994
        (Registration No. 33-56517) and incorporated herein by reference).
 10.2   Amendment to Marketing and  Facilitation  Agreement  between Pro-Fac  Cooperative,  Inc. and Agrilink  Foods,  Inc. dated
        September  23, 1998 (filed as Exhibit 10.9 to Pro-Fac  Cooperative's  Quarterly  Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).
 10.3   Management  Incentive Plan, as amended (filed as Exhibit 10.2 to Agrilink Foods,  Inc.'s  Registration  Statement on Form
        S-4  filed November 17, 1994 (Registration No. 33-56517) and incorporated herein by reference).
 10.4   Supplemental  Executive  Retirement  Plan,  as amended  (filed as Exhibit  10.3 to Agrilink  Foods,  Inc.'s  Registration
        Statement on Form S-4  filed November 17, 1994 (Registration No. 33-56517) and incorporated herein by reference).
 10.5   Master Salaried Retirement Plan, as amended (filed as Exhibit 10.5 to Agrilink Foods,  Inc.'s  Registration  Statement on
        Form S-4  filed November 17, 1994 (Registration No. 33-56517) and incorporated herein by reference).

(a)  Exhibits (Continued):

Exhibit
Number                                             Description of Exhibit
-------  --------------------------------------------------------------------------------------------------------------------
10.6   Non-Qualified Profit Sharing Plan, as amended (filed as Exhibit 10.6 to Agrilink Foods, Inc.'s Registration Statement on Form
       S-4 filed November 17, 1994 (Registration No. 33-56517) and incorporated herein by reference).
10.7   Second  Amendment  to  Non-Qualified  Profit  Sharing  Plan.  (filed  as  Exhibit  10.14 to the  Agrilink  Foods,  Inc.'s
       Registration Statement on Form S-1 filed June 15, 1995 (Registration No. 33-60273) and incorporated herein by reference).
10.8   Agrilink Equity Value Plan Adopted on June 24, 1996 (filed as Exhibit 10.17 to Pro-Fac Cooperative's Annual Report on Form
       10-K for the fiscal year ended June 29, 1996 and incorporated herein by reference).
10.9   Raw Product Supply Agreement with Seneca Foods Corporation (filed as Exhibit 10.22 to Pro-Fac Cooperative's Annual Report on
       Form 10-K for the fiscal year ended June 28, 1997 and incorporated herein by reference).
10.10  Reciprocal Co-Pack Agreement with Seneca Foods Corporation (filed as Exhibit 10.23 to Pro-Fac Cooperative's Annual Report on
       Form 10-K for the fiscal year ended June 28, 1997 and incorporated herein by reference).
10.11  Credit Agreement among Agrilink Foods, Inc., Pro-Fac Cooperative, Inc., Harris Trust and Savings Bank, Bank of Montreal,
       Chicago Branch, and the Lenders from time to time party hereto, dated September 23, 1998 (filed as Exhibit 10.1 to Pro-Fac
       Cooperative's Quarterly Report on Form 10-Q for the first fiscal quarter ended September 26, 1998 and incorporated herein by reference).
10.12  Subordinated Promissory Note among Agrilink Foods, Inc. and Dean Foods Company, dated as of September 23, 1998 (filed as
       Exhibit 10.3 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for  the first fiscal quarter ended September 26, 1998 and incorporated herein by reference).
10.13  First Amendment to the Credit Agreement referenced in Exhibit 10.11 herein (filed as Exhibit 10.1 to Pro-Fac Cooperative's
       Amended Quarterly Report on Form 10-Q/A for the first fiscal quarter ended September 25, 1999 and incorporated herein by reference).
10.14  Second Amendment to the Credit Agreement referenced in Exhibit 10.11 herein (filed as Exhibit 10.2 to Pro-Fac Cooperative's
       Amended Quarterly Report on Form 10-Q/A for the first fiscal quarter ended September 25, 1999 and incorporated herein by reference).
10.15  Third Amendment to the Credit Agreement referenced in Exhibit 10.11 herein (filed as Exhibit 10.3 to Pro-Fac Cooperative's
       Amended Quarterly Report on Form 10-Q/A for the first fiscal quarter ended September 25, 1999 and incorporated herein by reference).
10.16  Fourth Amendment to the Credit Agreement referenced in Exhibit 10.11 herein (filed as Exhibit 10.4 to Pro-Fac Cooperative's
       Amended Quarterly Report on Form 10-Q/A for the first fiscal quarter ended September 25, 1999 and incorporated herein by reference)
10.17  Fifth Amendment to the Credit Agreement referenced in Exhibit 10.11 herein (filed as Exhibit 10.5 to Pro-Fac Cooperative's
       Amended Quarterly Report on Form 10-Q/A for the first fiscal quarter ended September 25, 1999 and incorporated herein by reference).
10.18  Service  Agreement  among Agrilink  Foods,  Inc., and PF  Acquisition  II, Inc.,  dated as of February 22, 1999 (filed as
       Exhibit 10.4 to Pro-Fac  Cooperative's  Quarterly  Report on Form 10-Q for the third fiscal  quarter ended March 27, 1999 and incorporated herein by reference).
10.19  Marketing and Facilitation Agreement, dated as of February 22, 1999, between Pro-Fac Cooperative, Inc. and PF Acquisition II,
       Inc. (filed as Exhibit 10.5 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the third fiscal quarter ended March
       27, 1999 and incorporated herein by reference).
10.20  Credit Agreement among PF Acquisition II, Inc. and CoBank, ACB, as administrative agent for the lenders thereunder, dated
       February 22, 1999 (filed as Exhibit 10.6 to Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).
10.21  Subordinated Promissory Note among PF Acquisition II, Inc. and CoBank, ACB, dated February 22, 1999 (filed as Exhibit 10.7 to
       Pro-Fac Cooperative's Quarterly Report on Form 10-Q for the third fiscal quarter ended March 27, 1999 and incorporated herein by reference).
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(a)  Exhibits (Continued):

Exhibit
Number                                             Description of Exhibit
-------       --------------------------------------------------------------------------------------------------------------------

10.22  Sixth Amendment to the Credit Agreement referenced in Exhibit 10.11 herein (filed as Exhibit 10.5 to Pro-Fac Cooperative's
       Amended Quarterly Report on Form 10-Q/A for the first fiscal quarter ended September 25, 1999 and incorporated herein by reference ).
10.23  Excess Benefit Retirement Plan (filed as Exhibit 10.27 to Pro-Fac Cooperative's annual report on Form 10-K for the fiscal year ended June 30, 2001, and incorporated herein by reference).
10.24  Supplemental Executive Retirement Agreement (filed as Exhibit 10.28 to the Company's quarterly report on Form 10-Q for the second quarter ended December 23, 2000, and incorporated herein by reference).
10.25  Service  Agreement By and Between  Agrilink  Foods and PF Acquisition  II, Inc.  (filed as Exhibit 10.29 to the Company's quarterly report on Form 10-Q for the third quarter ended March 23, 2001, and incorporated herein by reference).
10.26  Bill of Sale  Agreement By and Between  Agrilink  Foods,  Inc. and CoBank,  ACB (filed as Exhibit  10.30 to the Company's quarterly report on Form 10-Q for the third quarter ended March 23, 2001, and incorporated herein by reference).
10.27  Salary Continuation Agreement - Dennis M. Mullen (filed as Exhibit 10.27 to Pro-Fac Cooperative's Annual Report on Form 10-K
       for the fiscal year ended June 30, 2001 and incorporated herein by reference).
10.28  Seventh Amendment to the Credit Agreement referenced in Exhibit 10.11 herein (filed as Exhibit 10.28 to Pro-Fac Cooperative's
       Annual Report on Form 10-K for the fiscal year ended June 30, 2001 and incorporated herein by reference).
12.1   Statement regarding the Computation ratios (filed herewith).
18.1   Accountant's Report Regarding Change in Accounting Method (filed as Exhibit 18 to Pro-Fac Cooperative's Quarterly Report on
       Form 10-Q for the first fiscal quarter ended September 28, 1996 and incorporated herein by reference).
21.1   List of Subsidiaries (filed herewith).
23.1   Consent of PricewaterhouseCoopers LLP regarding Pro-Fac Cooperative, Inc. (filed herewith).
23.2   Consent of Harris Beach LLP (included in Exhibit 5.1).
23.3   Consent of Harris Beach LLP - Tax Matters (included in Exhibit 8.1)
24.1   Powers of Attorney of Pro-Fac Cooperative, Inc., (included in the signature pages hereto).
99.1   Application for Stock Purchase (filed as Exhibit 99.1 to the Cooperative's Registration Statement on Form S-2 filed October
       22, 1999 (Registration 333-89511) and incorporated herein by reference).
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